

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2012

Via E-mail
Dr. Serge C.P. Belamant
Chief Executive Officer
Net 1 UEPS Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg, South Africa

>   **Re: Net 1 UEPS Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2011**
>   **Filed August 25, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed October 28, 2011**
>   **Current Report on Form 8-K**
>   **Filed January 3, 2012**
>   **File No. 000-31203**

Dear Dr. Belamant:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Business

Intellectual Property, page 13

1.   You indicate that your success depends, in part, upon your intellectual property. Please tell us whether you are significantly dependent on one or more of the patents you reference. If so, revise your disclosure, in future filings, to discuss the importance and the duration of your current patents. See Item 101(c)(1)(iv) of Regulation S-K.

Properties, page 30

2.   We are unable to locate the lease agreement for your corporate headquarters in your exhibits index. Please either file the exhibit or provide your analysis supporting your conclusion that the lease is not a material contract. Please refer to Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed October 28, 2011

Proxy Card

3.   With regards to Exchange Act Rule 14a-21's requirement for the shareholder advisory vote to approve the compensation paid to your named executive officers, your proxy card should clarify that shareholders are being asked to approve the company's executive compensation as opposed to holding a vote "regarding executive compensation." Refer to Compliance and Disclosure Interpretations Question 169.07.   Please make appropriate revisions to your proxy card in future filings.

Current Report on Form 8-K filed January 3, 2012

General

4.   Unless otherwise specified, reports on Form 8-K must be filed or furnished within four business days after occurrence of the event. Refer to General Instruction B.1. of Form 8-K. We note that you filed a Form 8-K on August 25, 2011 for the extension of a material contract that you indicated in the report occurred on August 16, 2011. Please tell us whether you conducted any evaluation of your disclosure controls as a result of this late filing.

Dr. Serge C.P. Belamant
Net 1 UEPS Technologies, Inc.
March 19, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail: marjorie.adams@dlapiper.com
      Marjorie Sybul Adams, Esq.
      DLA Piper LLP